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                               June 11, 2020

       Emmanuel Simons, Ph.D., M.B.A.
       President and Chief Executive Officer
       Akouos, Inc.
       645 Summer Street
       Boston, Massachusetts 02210

                                                        Re: Akouos, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 5, 2020
                                                            File No. 333-238977

       Dear Dr. Simons:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       Description of Capital Stock
       Exclusive Forum Provision, page 190

   1. We note that your forum selection provision identifies the federal district courts of the
                                                        United States of
America as the exclusive forum for certain litigation arising under the
                                                        Securities Act. Please
disclose that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder. In that regard, we note that
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought
to enforce any duty or liability created by the Securities Act or the rules and regulations
thereunder.

               You may contact Kristin Lochhead at (202) 551-3664 or Daniel Gordon at (202) 551-
       3486 if you have questions regarding comments on the financial statements and related
 Emmanuel Simons, Ph.D., M.B.A.
Akouos, Inc.
June 11, 2020
Page 2

matters. Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at
(202) 551-3257
with any other questions.



                                                         Sincerely,
FirstName LastNameEmmanuel Simons, Ph.D., M.B.A.
                                                         Division of
Corporation Finance
Comapany NameAkouos, Inc.
                                                         Office of Life
Sciences
June 11, 2020 Page 2
cc:       Molly W. Fox, Esq.
FirstName LastName